Letter to Division of Corporation Finance

[Davis Polk & Wardwell]

March 5, 2003

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	EDGAR Form RW - VITESSE SEMICONDUCTOR CORP Form 8A-12B File No. 001-31614

Dear Ladies and Gentlemen:

        This is to inform you that Form 8A-12B (File No. 001-31614) filed March 5, 2003 (the "Registration Statement") has been withdrawn by the Registrant, Vitesse Semiconductor Corp. The Registration Statement was inadvertently filed as a Form 8A-12B and was subsequently filed correctly as File No. 000-19654.

        On behalf of the Registrant, I hereby request that the Registration Statement be withdrawn pursuant to Rule 477 of Regulation C under the Securities Act of 1933.

Yours truly, /s/ Eileen Floridia Eileen Floridia